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May 6, 2022

Via EDGAR

Abby Adams
Christine Westbrook
Division of Corporation Finance
Office of Life Sciences
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Neogen Corporation Preliminary Proxy Statement on Schedule 14A Filed on March 18, 2022 File No. 000-17988

Dear Ms. Adams and Ms. Westbrook:

In response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated April 18, 2022, regarding the preliminary proxy statement on Schedule 14A (the “Proxy Statement”) of Neogen Corporation (the “Company”) filed with the Securities and Exchange Commission on March 18, 2022, the Company is today filing Amendment No. 1 to the Proxy Statement (“Amendment No. 1”). On behalf of our client, we respectfully advise the Staff that, to the extent applicable to the Proxy Statement, the Company has revised Amendment No. 1 in light of the comments of the Staff set forth in your letter dated April 18, 2022 regarding the related registration statement on Form S-4 (Reg. No. 333-263667) filed by the Company on March 17, 2022.

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If you have any questions concerning the Proxy Statement or require any additional information, please do not hesitate to contact me at (212) 310-8268 or eoghan.keenan@weil.com or my colleague Michael J. Aiello at (212) 310-8552 or michael.aiello@weil.com.

Sincerely yours,

/s/ Eoghan P. Keenan
Eoghan P. Keenan

cc:
Amy M. Rocklin, Neogen Corporation
Michael J. Aiello, Weil, Gotshal & Manges LLP
Michelle A. Sargent, Weil, Gotshal & Manges LLP
Mojdeh Poul, Garden SpinCo Corporation
Kevin Rhodes, Garden SpinCo Corporation
Steven A. Rosenblum, Wachtell, Lipton, Rosen & Katz
Jenna E. Levine, Wachtell, Lipton, Rosen & Katz